

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 17, 2008

Mr. Ron Lizée
Chief Financial Officer
Acrongenomics, Inc.
Fairfax House, 15 Fulwood Place
London UK WC1V 6AY

> **Re:** **Acrongenomics, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Response Letter dated September 4, 2008**
> **File No. 000-49833**

Dear Mr. Lizée:

We have reviewed your response letter dated July 25, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 21

Disclosure Controls and Procedures, page 21

1.   We note your conclusion here that your disclosure controls and procedures were *not adequate*. It does not appear that your certifying officers have reached a conclusion regarding the *effectiveness* of your disclosure controls and procedures. Please confirm to us, if true, that your certifying officers have concluded that your disclosure controls and procedures are *not effective*. In addition, revise future filings, including any amendments to this filing, to disclose in clear and unqualified language your officers' conclusions regarding the effectiveness of your disclosure controls and procedures (i.e., effective or not effective).

Management's Report on Internal Control Over Financial Reporting, page 22

2.   We note that you disclose material weaknesses in connection with your conclusion that your disclosure controls and procedures were not effective. Clarify whether you believe these items represent material weaknesses in your internal controls over financial reporting and respond to the following:

   a.   If you believe these material weaknesses are material weaknesses in your internal controls over financial reporting, explain to us how your conclusion that your internal controls over financial reporting are effective complies with Item 308T(a)(3) of Regulation S-K which indicates that management is not permitted to conclude that the registrant's internal controls over financial reporting are effective if there are one or more material weaknesses in internal controls over financial reporting. Otherwise, amend the filing to revise management's conclusion on the effectiveness of internal controls over financial reporting.

   b.   If you believe these material weaknesses are not material weaknesses in your internal controls over financial reporting, explain to us your basis for this conclusion.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding these comments.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief